Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered total sales of 1,99,633 units in Q3 FY22

Grows by 26% over Q3 FY21

Mumbai, January 3, 2022: Tata Motors Limited today announced its sales in the domestic & international market, for Q3 FY22, which stood at 1,99,633 vehicles, compared to 1,58,218 units during Q3 FY21.

Domestic Sales Performance:

Category	Dec’21	Dec’20	% Change	Q3 FY22	Q3 FY21	% Change
Total Domestic Sales	66,307	53,430	24%	1,89,531	1,50,961	26%

Commercial Vehicles:

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. said, “Tata Motors’ Commercial Vehicle domestic sale in Q3 FY22 at 90,529 units was ~15% higher than the previous quarter (Q2 FY22) and 10% higher than the same quarter last year (Q3 FY21). The retail was ahead of whole sale by 15% in December’21, enabling inventory alignment. The SCV and ILCV segments continued to benefit from the growth in e-commerce and the increasing need for last-mile delivery. Construction and infrastructure spending by central and state Governments plus rising activity in sectors such as mining, petroleum-oil-lubricants and allied industries facilitated the demand for M&HCVs. The International business too continued its recovery momentum and grew by ~10% over the previous quarter (Q2 FY22) and 33% over the same quarter last year (Q3 FY21). Going forward, we expect the situation to remain fluid as the semiconductor shortage continues, instances of Covid begin to rise and underlying demand continues to remain under pressure. We are keeping a close watch on the evolving situation and sharpening our agile, multi-pronged approach to fulfil customer orders”

Category	Dec’21	Dec’20	% Change	Q3 FY22	Q3 FY21	% Change
M&HCV	8,106	8,377	-3%	22,016	19,109	15%
I & LCV	5,130	4,619	11%	15,828	12,930	22%
Passenger Carriers	1,380	751	84%	3,521	2,191	61%
SCV cargo and pickup	16,392	16,138	2%	49,164	47,925	3%
Total CV Domestic	31,008	29,885	4%	90,529	82,155	10%
CV Exports	3,143	2,984	5%	9,541	7,168	33%
Total CV	34,151	32,869	4%	1,00,070	89323	12%

Total MHCVs sale in Q3 FY22 including MHCV Truck, Buses and International Business stood at 26,329 units compared to 21,476 units in Q3 FY21.

Passenger Vehicles:

Mr. Shailesh Chandra, President, Passenger Vehicles Business Unit, Tata Motors Ltd. said, “Tata Motors PV business growth journey continued and set several new milestones during the quarter despite witnessing a shortfall in production due to the ongoing semi-conductor crisis. Decade high quarterly and monthly sales- 99,002 units in Q3 FY22 (growth of 44% vs Q3 FY21) and 35,299 units in Dec’21 (growth of 50% vs Dec’20) were recorded. In addition, the company also posted calendar year sale of 3,31,178 units (CY21), highest ever since the inception of the PV Business. The overwhelming market response to Tata Punch launched in Oct’21 is further boosting demand for the company’s “New Forever” range of cars and SUVs. Records were also created on the EV front as EV sales witnessed a new peak of 5,592 units in Q3 FY22 (growth of 345% vs Q3 FY21). Consequently, EV penetration touched 5.6% of PV Sales during the quarter versus 1.8% in the same period last financial year. EV sales also touched 10,000 units in 9MFY22 and crossed 2,000 monthly sales landmark for the first time in Dec’21 (2,255 units). The ever-increasing demand for Nexon EV and Tigor EV as well as progressive revival of the EV fleet segment were instrumental in driving this steep growth. Going forward, semi-conductor supplies will remain the key source of uncertainty. Additionally, the impact of the new strain of Covid needs to be closely tracked. We will continue to work on business agility plan and take proactive actions to mitigate these risks.”

Category	Dec’21	Dec’20	% Change	Q3 FY22	Q3 FY21	% Change
PV ICE	33,044	23,127	43%	93,410	67,550	38%
PV EV	2,255	418	439%	5,592	1,256	345%
Total PV	35,299	23,545	50%	99,002	68,806	44%

- Ends-

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or

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